Eastman Chemical Company
P.O. Box 431
Kingsport, TN 37660
Phone:  (423) 229-5694
Fax:  (423) 224-7386
sking@eastman.com

September 30, 2008

VIA Electronic (EDGAR correspondence file) Supplemental Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N. E., Mail Stop 7010
Washington, D.C. 20549

Attn:      Jessica Kane, Division of Corporation Finance

Re:          Eastman Chemical Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 20, 2008
File No. 001-12626

On behalf of Eastman Chemical Company (the “Company”), I hereby submit our responses to the comments of the staff, contained in your letter addressed to Curtis Espeland dated September 17, 2008, with respect to the referenced filings.  The Company’s responses to the Staff’s comments are preceded by the text of the comments in your letter.  All terms not defined in our responses have the meanings ascribed to those terms in the related filings.

Form 10-K for Fiscal Year Ended December 31, 2007

Business

1.	In future filings, please discuss the principal methods of competition for each of your business segments, specifically for the CASPI, Fibers, and SP segments. See Item 101(c)(1)(x) of Regulation S-K.

Management Response:

We respectfully submit that the Company did identify the principal methods of competition for the CASPI, Fibers, and Specialty Plastics segments in its Form 10-K as follows:

“CASPI SEGMENT – Competition” in “ITEM 1. BUSINESS”:
“The Company believes its competitive advantages include its level of vertical integration, breadth of product and technology offerings, low-cost manufacturing position, consistent product quality, and process and market knowledge.  In addition, Eastman attempts to leverage its strong customer base and long-standing customer relationships to promote substantial recurring business, further strengthening its competitive position.”

“FIBERS SEGMENT – Overview” (third paragraph) in “ITEM 1. BUSINESS”:
“In addition to the cost advantage of being coal-based, the Fibers segment’s competitive strengths include a reputation for high-quality products, technical expertise, large scale vertically-integrated processes, reliability of supply, acetate flake supply in excess of internal needs, a reputation for customer service excellence and a strong customer base characterized by long-term customer relationships.”

“SP SEGMENT – Competition” in “ITEM 1. BUSINESS”:
The principal methods of competition for each of the primary SP products and markets are detailed throughout this section including the “ability to design plastics products that achieve performance characteristics”, “research and development capabilities”, and “scale of operations”.  As described, in our disclosure in this section, the methods vary depending on the different product life cycle stages.

We believe that the disclosures summarized above adequately identified the methods of competition in each segment as required by Part I, Item 1 of Form 10-K and Item 101(c)(1)(x) of Regulation S-K.  However, the Company will enhance the discussion of the principal methods of competition for these segments in future filings by more specifically describing the most important methods of competition for each segment’s key product groups and markets.  In addition, the Fibers segment discussion will also be included under “Competition” in the “FIBERS SEGMENT” section of “ITEM 1. BUSINESS”.

Controls and Procedures

2.
You only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to management of information.  If true, please confirm supplementally that based upon the evaluation of your management, including your CEO and CFO, you also concluded that as of December 31, 2007 your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and reported to management as appropriate to allow timely decisions regarding required disclosure.  Please include this disclosure in future filings.

Management Response:

We confirm that, based upon the evaluation of our management, including the CEO and CFO, the Company concluded that as of December 31, 2007 its disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.  In future filings, the Company will enhance its disclosure under Item 307 of Regulation S-K to include the entire definition of “disclosure controls and procedures” from Exchange Act Rule 13a-15(e).

Exhibits 31.01 and 31.02

3.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13[a]-14(a) also includes the titles of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Management Response:

The identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) will be revised in future filings so as not to include the individual’s title.

Definitive Proxy Statement on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis -- Variable Cash Pay – Unit Performance Plan

4.	On pages 31 and 32, we note that individual performance is taken into account when making awards under the Unit Performance (“UPP”) in the following ways:
•
The compensation committee considers “established individual financial, organizational, and strategic performance objectives and expectations for Mr. Ferguson” when determining his payout under the UPP.

•
For the other named executive officers, Mr. Ferguson assesses individual and organizational performance which leads to “a performance factor corresponding to their overall performance compared to pre-established targets related to organization results and personal performance objectives.”

In future filings, please describe the elements of individual performance and contribution that are taken into account when determining payouts under the UPP.  Specifically, please disclose the established performance objectives for Mr. Ferguson and the pre-established organizational and personal performance targets and performance factors for the named executive officers.  See Item 402(b)(2)(vii) of Regulation S-K.

Management Response:

We respectfully submit that the Company did include a description of the elements of individual performance and contribution which were taken into account by the Compensation and Management Development Committee in determining the UPP payout to the CEO and to the other named executive officers.  See the last paragraph under “Variable cash pay – Unit Performance Plan” (CEO) and the next to last paragraph under “Variable cash pay – Unit Performance Plan” (other named executives).  We believe that this disclosure adequately described the elements of individual performance and contribution that were taken into account when determining payouts under the UPP as required by Item 402(b)(2)(vii) of Regulation S-K.

However, in future annual meeting proxy statements, the Company will enhance the CD&A discussion of the elements of individual performance and contribution that have been taken into account by the Compensation Committee when making variable cash pay awards to the CEO and other named executive officers so that the description of the pre-established individual performance and contribution objectives is included in the earlier description of the Compensation Committee’s establishment at the beginning of the year of the UPP performance objectives and expectations for the CEO and other named executive officers, and will also indicate in the description of the payout to the CEO and the other named executives later in this section whether actual performance for the identified elements of individual performance and contribution met, exceeded, or did not meet the pre-established objectives and expectations.

5.
In future filings, to the extent the information is material and applicable, please provide the information required by Item 407(e)(4) of Regulation S-K under the caption Compensation Committee Interlocks and Insider Participation.

Management Response:

The Company will include the disclosure concerning relationships of members of the Compensation and Management Development Committee of its Board of Directors as required, and under the caption specified, by Item 407(e)(4) of Regulation S-K if and when there are any such disclosable relationships.

Management Acknowledgement
The Company also acknowledges the following:
•	it is responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments concerning our responses to me at the above mail or e-mail address or telephone or telecopier number and to Brian L. Henry, our in-house attorney responsible for securities and disclosure matters, at the same mail address or at blhenry@eastman.com or 423-229-1295 (telephone) or 423-229-4137 (telecopier).

Sincerely,

_/s/ Scott V. King_____
Scott V. King
VP, Controller and Chief Accounting Officer

Cc: Ms. Pamela Long, Assistant Director, Division of Corporation Finance, Securities and Exchange Commission

Curtis E. Espeland, Senior Vice President and Chief Financial Officer, Eastman Chemical Company

Brian L. Henry, Senior Counsel and Assistant Secretary, Eastman Chemical Company